Mail Stop 0309
September 20, 2004

Sherri C. Oberg
President and Chief Executive Officer
Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472

Re:	Acusphere, Inc.
	Registration Statement on Form S-1
File No. 333-119027, filed September 15, 2004

Dear Ms. Oberg:

This is to advise you that we have limited our review of the above-captioned filing to the matters identified in the comments that follow.

Where indicated, we think you should revise your filing in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 71

1. If any selling stockholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is the situation where securities are issued to a broker-dealer as compensation for underwriting activities. Please identify in this section those selling stockholders, if any, who are broker-dealers and revise the prospectus as necessary here and in the Plan of Distribution section to disclose their status as underwriters.

2. In addition, if a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

?	the selling stockholder purchased in the ordinary course of
business; and

?	at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

Please revise the prospectus as appropriate to identify those selling stockholders who are affiliates of a broker-dealer and make the required statements noted above. If you are not able to make these statements about a given selling stockholder, you must state in this section and in the Plan of Distribution section that such selling stockholder is an underwriter.

Plan of Distribution, page 75

3. Please supplementally confirm that to the extent you become aware that any selling stockholders did acquire its shares in the ordinary course of business or, at the time of purchase of the securities, did have an agreement or understanding, directly or indirectly, with any person to distribute the securities, you will file a post-effective amendment to this registration statement to designate such affiliate as an "underwriter" within the meaning of the Securities Act

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request at the appropriate time and, pursuant to delegated authority, grant acceleration of the effective date once you have complied with any and all outstanding comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Rawert, Attorney Adviser at (202) 824-5309 or me at (202) 942-1840 with any questions.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant Director


cc:	Lawrence S. Wittenberg, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
Sherri C. Oberg
Acusphere, Inc.
September 20, 2004
Page 1